EXHIBIT 12.1

CENTERPOINT PROPERTIES TRUST

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(dollars in thousands)

	Three Months Ended	Years Ended December 31,
	3/31/04	2003	2002	2001	2000	1999

Available earnings:
Income from continuing operations before income taxes and equity in net income of affiliate plus gains on sale of real estate	$6,945	$35,234	$39,591	$16,404	$48,433	$41,455
Plus:
Interest expense	7,244	23,305	26,880	30,778	30,976	19,954
Amortization of deferred financing costs	865	3,354	2,918	2,376	2,155	1,905
Distributed share of equity from affiliates	621	2,281	1,994	3,309	—	2,126

Available earnings	$15,675	$64,174	$71,383	$52,867	$81,564	$65,440

Fixed charges:
Interest expense, including interest expense from discontinued operations	$7,244	$25,166	$29,875	$30,778	$30,976	$19,954
Amortization of deferred financing costs	865	3,354	2,918	2,376	2,155	1,905
Interest capitalized	1,918	8,569	8,444	7,154	3,404	1,926

Fixed charges	$10,027	$37,089	$41,237	$40,308	$36,535	$23,785

Ratio of earnings to fixed charges	1.6	1.7	1.7	1.3	2.2	2.8